# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mobivity Holdings Corp., CIK 0001447380
CUSIP: 60743E105
Title of class of securities: $0.00 Par Value Common Stock
Address of issuer's principal executive offices: 55 North Arizona Place, 310, Chandler, Arizona (AZ), 85225
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-13-365178
Filed by CIK 0001384679

## Reporting persons
- Bruce E. Terker: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 7,813,999; shared voting power 1,000,000; sole dispositive power 7,813,999; shared dispositive power 1,000,000; aggregate amount beneficially owned 8,813,999 (12.32% of the class)
  Comment: Bruce E. Terker is the Sole Owner of Ballyshannon Partners, Inc., the General Partner of Ballyshannon Partners, LP, Ballyshannon Family Partnership, LP, Insignia Partners, LP, and is the Sole Owner of Odyssey Capital Group, Inc., the General Partner of Odyssey Capital Group, LP.
- Ballyshannon Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 5,776,657; sole dispositive power 0; shared dispositive power 5,776,657; aggregate amount beneficially owned 5,776,657 (8.07% of the class)
- Ballyshannon Family Partnership, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 1,937,342; sole dispositive power 0; shared dispositive power 1,937,342; aggregate amount beneficially owned 1,937,342 (2.71% of the class)
- Insignia Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.14% of the class)
- Odyssey Capital Group, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.4% of the class)

## Item 1. Issuer
Name of issuer: Mobivity Holdings Corp.
Address of issuer's principal executive offices: 55 North Arizona Place, 310, Chandler, AZ 85225

## Item 2. Person Filing
Name of person filing: Bruce E. Terker
Address of principal business office or, if none, residence: 950 West Valley Road, Suite 2900, Wayne, PA 19087
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,813,999
Percent of class: 12.32
Sole power to vote or to direct the vote: 7,813,999
Shared power to vote or to direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 7,813,999
Shared power to dispose or to direct the disposition: 1,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bruce E. Terker is the Sole Owner of Ballyshannon Partners, Inc., the General Partner of Ballyshannon Partners, LP, Ballyshannon Family Partnership, LP, Insignia Partners, LP, and is the Sole Owner of Odyssey Capital Group, Inc., the General Partner of Odyssey Capital Group, LP.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Ballyshannon Partners, LP, 5,776,657 shares, 8.07 percent; Ballyshannon Family Partnership, LP, 1,937,342 shares, 2.71 percent; Insignia Partners, LP, 100,000 shares, 0.14 percent; Odyssey Capital Group, LP, 1,000,000 shares, 1.40 percent

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bruce E. Terker: Bruce E. Terker, Bruce E. Terker (01/10/2025)
- Ballyshannon Partners, LP: Bruce E. Terker, Bruce E. Terker, President of the General Partner (01/10/2025)
- Ballyshannon Family Partnership, LP: Bruce E. Terker, Bruce E. Terker, President of the General Partner (01/10/2025)
- Insignia Partners, LP: Bruce E. Terker, Bruce E. Terker, President of the General Partner (01/10/2025)
- Odyssey Capital Group, LP: Bruce E. Terker, Bruce E. Terker, President of the General Partner (01/10/2025)